UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

     For the month of           July          , 2004

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes  ☐   No  ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date July 30, 2004	By	/s/ Rochiman Sukarno (Signature) Rochiman Sukarno Head of Investor Relation Unit

PRESS RELEASE
No.TEL.563/PR000/UHI/04

THE COMPANY’S FIRST HALF OF YEAR 2004 RESULT

Jakarta, July 30, 2004 — We hereby announced that today, PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk., (the “Company”) have filed the Company’s Consolidated Financial Statement for the year ended June 39, 2004, with Bapepam.

A summary of TELKOM’s Consolidated Income Statement, Balance Sheet and Cash Flow for the First Half of Year 2004 is attached to this Press Release. For a complete version of the Company’s Consolidated Financial Statement for the year ended June 30, 2004 please view the Company’s website at http://www.telkom-indonesia.com

We will hold our First Semester Results Conference Call with TELKOM’s Board of Directors on Friday, August 6th, 2004. (invitation attached).

Please note that the InfoMemo for the 2004 First Semester Result will be distributed on August 5, 2004.

ROCHIMAN SUKARNO
Head of Investor Relations Unit

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk

Telp : 62-21-5215109
Fax : 62-21-5220500
E-mail : investor@telkom.co.id
Website : www.telkom.co.id

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003
		(Restated)	2004
	Notes	Rp	Rp	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2f,7	3,954,984	6,983,664	743,734
Temporary investments	2c,2g,8	88,659	52,866	5,630
Trade accounts receivable	2c,2h,9
Related parties — net of allowance for doubtful accounts of Rp150,050 million in 2003, and Rp142,263 million in 2004		1,364,652	468,146	49,856
Third parties — net of allowance for doubtful accounts of Rp331,832 million in 2003, and Rp485,479 million in 2004		2,102,821	2,691,676	286,653
Other accounts receivable — net of allowance for doubtful accounts of Rp33,093 million in 2003, and Rp56,465 million in 2004	2c,2h	277,217	404,225	43,048
Inventories — net of allowance for obsolescence of Rp49,271 million in 2003, and Rp42,027 million in 2004	2i,10	156,198	139,644	14,872
Prepaid expenses	2c,2j,11	692,898	779,105	82,972
Prepaid taxes	44a	—	39,395	4,195
Other current assets	2c,12	103,323	163,302	17,391

Total Current Assets		8,740,752	11,722,023	1,248,351

NON-CURRENT ASSETS
Long-term investments — net	2g,13	172,777	75,318	8,021
Property, plant and equipment — net of accumulated depreciation of Rp21,777,648 million in 2003, and Rp25,756,696 million in 2004	2k,2l,14	29,615,586	35,453,720	3,775,689
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp893,144 million in 2003, and Rp928,954 million in 2004	2m,16,53	336,095	2,851,110	303,633
Advances and other non-current assets	2c	379,293	261,912	27,893
Intangible assets — net of accumulated amortization of Rp309,640 million in 2003, and Rp374,396 million in 2004	1c,2d,17	3,588,727	4,769,654	507,950
Advance payments for investments in shares of stock	6e	279,083	65,458	6,971
Escrow accounts	18	286,155	624,298	66,485

Total Non-current Assets		34,657,716	44,101,470	4,696,642

TOTAL ASSETS		43,398,468	55,823,493	5,944,993

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003
		(Restated)	2004
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	2c,19
Related parties		432,809	767,978	81,787
Third parties		1,598,986	2,633,851	280,495
Other accounts payable		80,447	82,407	8,776
Taxes payable	2s,44b	1,178,911	1,011,351	107,705
Dividends payable		1,295,263	680,270	72,446
Accrued expenses	2c,20	1,351,913	1,887,597	201,022
Unearned income	21	597,563	746,869	79,539
Advances from customers and suppliers	22	238,414	384,147	40,910
Short-term bank loan	2c,23,49	—	773,595	82,385
Current maturities of long-term liabilities	2c,24	1,882,612	2,098,157	223,446

Total Current Liabilities		8,656,918	11,066,222	1,178,511

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,44e	3,090,148	3,536,911	376,668
Unearned income on revenue-sharing arrangements	2m,16,53	113,787	2,706,673	288,251
Unearned initial investor payments under joint operation schemes	2n,37,52	63,446	28,266	3,010
Provision for long service awards	2r,48	481,423	509,432	54,253
Provision for post-retirement health care benefits	2r,49	1,935,869	2,076,509	221,140
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,25	6,950,208	6,750,786	718,933
Guaranteed notes and bonds	26	2,242,750	1,742,959	185,619
Bank loans	2c,27	379,989	2,569,807	273,675
Liabilities for acquisitions of subsidiaries	28	1,623,183	718,290	76,495
Suppliers’ credit loans	29	140,323	—	—
Bridging loan	30	23,684	—	—
Other long-term debt		9,150	9,150	974

Total Non-current Liabilities		17,053,960	20,648,783	2,199,018

MINORITY INTEREST	31	2,899,899	3,912,474	416,664

STOCKHOLDERS’ EQUITY
Capital stock — Rp 500 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 39,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 10,079,999,639 Series B shares	32	5,040,000	5,040,000	536,741
Additional paid-in capital	33	1,073,333	1,073,333	114,306
Difference in value of restructuring transactions between entities under common control	34	(7,288,271)	(7,288,271)	(776,173)
Difference due to change of equity in associated companies	2g	424,020	385,595	41,064
Unrealized loss on investment in securities	2e	—	136	14
Translation adjustment		230,630	232,078	24,715
Retained earnings
Appropriated		1,559,068	1,559,068	166,035
Unappropriated		13,748,911	19,194,075	2,044,098

Total Stockholders’ Equity		14,787,691	20,196,014	2,150,800

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		43,398,468	55,823,493	5,944,993

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2003
		(Restated)	2004
	Notes	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,35
Fixed lines		4,116,043	5,003,204	532,822
Cellular		3,824,432	4,957,675	527,974
Interconnection	2p,36	2,031,622	2,750,678	292,937
Joint operation schemes	2n,37,52	859,871	262,175	27,921
Data and Internet	38	1,310,369	2,144,363	228,367
Network	39	216,004	274,836	29,269
Revenue-sharing arrangements	2m,40,53	124,043	492,939	52,496
Other telecommunications services		102,833	222,735	23,720

Total Operating Revenues		12,585,217	16,108,605	1,715,506

OPERATING EXPENSES
Personnel	41	2,131,748	2,675,323	284,912
Depreciation	2k,2l,2m,14,16	2,140,664	2,970,881	316,388
Operations, maintenance and telecommunication services	42	1,519,085	2,200,010	234,293
General and administrative	43	814,990	1,124,042	119,706
Marketing		217,025	409,587	43,619

Total Operating Expenses		6,823,512	9,379,843	998,918

OPERATING INCOME		5,761,705	6,728,762	716,588

OTHER INCOME (CHARGES)
Interest income		190,219	184,416	19,640
Interest expense		(619,552)	(695,815)	(74,102)
Gain (loss) on foreign exchange — net	2e	383,733	(869,814)	(92,632)
Equity in net income (loss) of associated companies	2g,13	4,360	2,824	301
Others — net		272,093	244,179	26,004

Other income (charges) — net		230,853	(1,134,210)	(120,789)

INCOME BEFORE TAX		5,992,558	5,594,552	595,799
TAX EXPENSE	2s,44e
Current tax		(1,751,855)	(1,839,908)	(195,943)
Deferred tax		(6,981)	9,859	1,050

		(1,758,836)	(1,830,049)	(194,893)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		4,233,722	3,764,503	400,906
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	31	(695,641)	(889,347)	(94,712)

NET INCOME		3,538,081	2,875,156	306,194

BASIC EARNINGS PER SHARE	2t,45
Net income per share		351.00	285.23	0.03

Net income per ADS (20 Series B shares per ADS)		7,020.00	5,704.68	0.61

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	loss on		Retained earnings		Total
		Capital	paid-in	under common	in associated	investment	Translation			stockholders'
Description	Notes	stock	capital	control	companies	in securities	adjustments	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003 - Restated		5,040,000	1,073,333	(7,288,271)	424,020	—	235,665	745,404	14,383,466	14,613,617
Foreign currency translation of CSM	2g,12	—	—	—	—	—	(5,035)	—	—	(5,035)
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003
Declaration of cash dividend	46	—	—	—	—	—	—	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	46	—	—	—	—	—	—	813,664	(813,664)	—
Social contribution	46	—	—	—	—	—	—	—	(20,863)	(20,863)
Net income for the year		—	—	—	—	—	—	—	3,538,081	3,538,081

Balance as of June 30, 2003 - Restated		5,040,000	1,073,333	(7,288,271)	424,020	—	230,630	1,559,068	13,748,911	14,787,691

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	loss on		Retained earnings		Total
		Capital	paid-in	under common	in associated	investment	Translation			stockholders'
Description	Notes	stock	capital	control	companies	in securities	adjustments	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,919	17,312,876
Placement on fixed income mutual fund		—	—	—	—	136	—	—	—	136
Foreign currency translation of CSM	2g,12	—	—	—	—	—	7,846	—	—	7,846
Net income for the year	46	—	—	—	—	—	—	—	2,875,156	2,875,156

Balance as of June 30, 2004	46	5,040,000	1,073,333	(7,288,271)	385,595	136	232,078	1,559,068	19,194,075	20,196,014

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	2003
	(Restated)	2004
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone and interconnection — net
Fixed lines	3,481,519	4,757,797	506,688
Cellular	5,273,027	6,072,449	646,693
Joint operation scheme	535,551	797,598	84,941
Interconnection — net	1,635,391	1,952,305	207,913
Other services	439,587	804,454	85,671

Total cash receipts from operating revenues	11,365,075	14,384,603	1,531,906
Cash payments for operating expenses	5,161,308	(6,168,009)	(656,870)

Cash generated from operations	6,203,767	8,216,594	875,036

Interest received	195,301	187,470	19,965
Income tax payments	(1,986,706)	(2,157,157)	(229,729)
Interest paid	(507,497)	(613,602)	(65,346)
Advances from customers	(26,026)	19,021	2,026

Net Cash Provided by Operating Activities	3,828,839	5,652,326	601,952

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,647,830	345,594	36,804
Proceeds from sale of property, plant and equipment	47,722	3,544	377
Purchase of marketable securities and placements in time deposits	(601,370)	(394,454)	(42,008)
Acquisition of property, plant and equipment	(3,239,180)	(2,095,457)	(223,158)
Decrease (Increase) in advances and others	285,456	(85,958)	(9,154)
Payments of advances for investments in shares of stock	(31,660)	—	—
Cash dividend receipt	(913,240)	—	—
Acquisition of subsidiaries	336,288	—	—

Net Cash Used in Investing Activities	(2,468,154)	(2,226,731)	(237,139)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term liabilities	(386,712)	(1,178,344)	(125,489)
Purchase of guaranteed notes	—	(490,803)	(52,269)
Cash dividends paid	(2,469,569)	—	—
Security deposits	(38,101)	(43,194)	(4,600)
Received of long-term liabilities	23,370	166,901	17,774
Decrease (Increase) in escrow account	(285,473)	(104,532)	(11,132)

Net Cash Used in Financing Activities	(3,156,485)	(1,649,972)	(175,716)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,745,800)	1,775,623	189,097
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENT	1,714	113,569	12,095
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,699,070	5,094,472	542,542

CASH AND CASH EQUIVALENTS AT JUNE 30	3,954,984	6,983,664	743,734

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	Rp	US$ (Note 3)
Noncash investing and financing activities in 2004:
Increase in property under construction through the incurrence of long-term debt	741,584	78,975
Initial recognition of property, plant and equipment under revenue sharing arrangement	2,773,375	295,354
Write off property, plant and equipment at Telkomsel	395,429	42,112

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PT TELKOM
(NYSE:TLK; LSE:TKID;JSX/SSX:TLKM)

Cordially invites you to participate in our
2004 First Semester Results Conference Call

With	:	TELKOM’s Board of Directors

Moderated by	:	Rochiman Sukarno
Head of Investor Relations

Date	:	Friday, August 6th, 2004

Time	15:00 Jakarta Time

Dial	(61) 2 8244 7100

Confirmation Code	850723

If you have any questions, please call:
TELKOM’s Investor Relations Unit at (62) 21 521 5109

TAPE PLAYBACK

When	16.00 Jakarta Time on August 6th, 2004 through 16.00 on August 7th, 2004

Instant Replay Phone. No	(61) 2 9641 8799

Instant Replay Passcode	850723

Note:	the 2004 First Semester Result is available also in TELKOM’s homepage: http://www.telkom-indonesia.com